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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of MAY 2004

                        THE DESCARTES SYSTEMS GROUP INC.
                 (Translation of registrant's name into English)


                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


             Form 20-F   [ ]                        Form  40-F   [X]


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes  [ ]                                No  [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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     The attached PRESS RELEASE was issued by the Company on May 17, 2004 and is filed herewithin as Exhibit I.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           THE DESCARTES SYSTEMS GROUP INC.

                                                     (Registrant)





Date: May 17, 2004                         By: /s/ J. Scott Pagan
                                               ---------------------------------

                                               Name: J. Scott Pagan

                                               Title: Corporate Secretary and
                                                      Corporate Counsel













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                                    EXHIBITS




Exhibit No.        Description
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     I             Press Release dated May 17, 2004.

























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